NEWS RELEASE July 19, 2006 NR-06-17

ENERGY METALS RECEIVES NI 43-101 REPORT ON PETERSON URANIUM
PROJECT, CONVERSE COUNTY, WYOMING

Vancouver, British Columbia, July 19, 2006: The Board of Directors of Energy Metals Corporation (TSX: EMC) is pleased to announce that the Company has completed a National Instrument 43-101 Technical Report that addresses uranium mineral resources for the Company’s Peterson Uranium Project located in Converse County, Wyoming. The Mineral Resource Report estimates measured and indicated mineral resources totaling 1,838,201 pounds of uranium (U3O8 ) that are contained in 1,005,555 tons at an average grade of 0.091 %eU3O8  on the property.

Data available for the preparation of this report is historic data developed by Malapai Resources, the previous owners of the property. EMC has not yet conducted its own exploration of the property. The Peterson Uranium Project was extensively explored during the 1970’s through the early 1980’s with the principal exploratory work and drilling completed by Nuclear Assurance Company (NAC) on behalf of Arizona Public Service Company (APS - now Pinnacle West) and Malapai Resources. The data utilized in this report consists of drill logs generally containing gamma, resistivity, and spontaneous potential, from 1,671 rotary drill holes (1,458 on EMC’s current holdings) and 29 diamond core holes. Mineral resource estimates are based on radiometric equivalent uranium grade as measured by the geophysical logs and correlated with chemical assay data from core drilling.

Based on the density of drill data and based on the continuity of each mineralized horizon, the mineral resource estimate, herein, meets the criteria as either measured or indicated mineral resources under the CIM Standards on Mineral Resources and Reserves.

The Peterson Uranium Project, Mineral Resource Report dated June 27, 2006 is authored by Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101. The author has more than thirty years experience in uranium exploration, mining, and mine/mill reclamation and was employed by Union Carbide during the late 1970’s and early 1980’s, working on the property during portions of the drilling programs of the early 1980’s.

Methodology and Mineral Resource Estimation

Seven distinct mineralized trends are defined by drilling on the PAR Claims and two on the GL claims. These trends are within the B, C and D sands of the Fort Union Formation and are separated vertically and spatially. Separate mineral resource estimates were completed for each separate mineralized trends and within each host sand unit. Within the distinct mineralized zones, individual intercepts were combined to represent the GT for the hole within that zone. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed. Mineralization for each of the nine separate mineralized areas was defined as measured or indicated in accordance with CIM standards based on the continuity of mineralization. Drill density was consistent across the property.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and

0.5 GT cutoffs are more common for current ISL operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated measured and indicates mineral resources.

Measured and Indicated Mineral Resources:

CIM Category	GT	Pounds	Average Grade	Tons
	Minimum	U3O8	% U3 O8
	0.10	2,140,441	0.074	1,448,148
Measured Mineral Resource	0.25	1,576,337	0.088	895,560
	0.50	1,017,656	0.107	475,836

	0.10	412,793	0.074	277,838
Indicated Mineral Resource	0.25	261,864	0.119	109,995
	0.50	132,043	193	34,278

	0.1	2,553,234	0.074	1,725,986
Measured & Indicated Mineral Resource	0.25	1,838,201	0.091	1,005,555
	0.5	1,149,699	0.113	510,114

Data Verification

The original radiometric drill data was available as a paper record. This data was input as electronic data via a spreadsheet into the computer programs utilized in the development of this report. Data entry was checked and confirmed. Drill hole locations were input from coordinate listings and plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps. Radiometric log interpretation was spot checked by the author for the higher grade intercepts and as previously discussed the historic log interpretation followed standard methods. Drill data is based on interpretation of downhole geophysical logs consisting of natural gamma, resistivity, and SP (Spontaneous Potential). Resistivity and SP were utilized for defining lithology and correlating the logs. Natural gamma was used to measure uranium concentrations. Geophysical logging was dominantly provided from a commercial vendor, Century Geophysical. Calibration of the logging trucks was routinely conducted at Department of Energy facilities. Data in the possession of EMC includes the original geophysical logs, a log interpretation calculation sheet for each drill hole, and a lithologic log for each drill hole. Also, included in EMC’s database are the results of chemical analysis from 29 core holes including copies of commercial laboratory certificates.

Cutoff Grades

A minimum cutoff grade of 0.02 %eU3O8  was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation.

Continuity of Mineralization

The continuity of mineralization both with respect to thickness and grade is good along the axis of the mineralized trend, near the oxidation/reduction interface. Mineralization is less continuous within the altered interior portion or “tail” area of the mineralization. Variations in mineralized thickness and grade observed from the Peterson data are typical of Wyoming Sandstone Roll-Front mineralization.

Adjacent Properties

Mineralization is present on adjacent properties. Current uranium production in Wyoming is from ISL mining operations in the Powder River Basin, located just north of the Peterson Uranium Project. PRI’s Highland Uranium ISL operation is located approximately 14 miles to the northwest. Teton Minerals conducted an ISL pilot operation at the Leuenberger Project approximately 4 miles to the west. A 1985 report by Malapai

Resources proposed consolidation of properties within the vicinity (10 – 15 miles radius) into a large mining unit with the Peterson and Leuenberger projects as the central focus. Within a 12 mile radius of the Peterson Uranium Project EMC controls mineral rights to over 5,500 acres of mining claims and leases including EMC’s holding in T34N, R74W that encompasses portions of Malapai’s former Leuenberger project.

Readers are cautioned that while these historical reports are considered relevant and were completed by reputable independent consulting firms, the necessary work to verify the data and conclusions of these reports has not been done, and the reader should not rely on these reports.

National Instrument 43-101 Disclosure

The technical content in this news release has been read and approved by the author of the Mineral Resource Report on the Peterson Uranium Project, Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101.

Energy Metals Corporation

Energy Metals Corporation is a Canadian listed company involved in developing resources to power the 21st century. The Company has adopted a corporate strategy to focus on the acquisition and development of uranium assets in politically favorable and mining-friendly jurisdictions within the United States to take advantage of the continuing growth in the U.S. and worldwide of demand for electrical energy. This increasing consumption is occurring at a time when uranium mine supplies are dwindling and inventories are being depleted.

The Company is targeting advanced uranium prospective properties in Wyoming, Texas and New Mexico that are amenable to ISL (in-situ leaching). This form of uranium mining was pioneered in Texas and Wyoming. It utilizes water wells and oxygen-fortified groundwater to mine the uranium in place. Energy Metals Corporation is also actively advancing other conventional mining and ISL opportunities for uranium properties in the States of Utah, Colorado, Nevada, Oregon, South Dakota and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: 604-684-9007
Bill Sheriff, Corporate Development, Director: 972-333-2214
Ran Davidson, Corporate Communication: 604-697-5688

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Quincy’s or Energy Metal’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the companies’ operations. These and other risks are described in each company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.gov.